Exhibit 23.2
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
Cawley, Gillespie and Associates, Inc. hereby consents to the use of its name and the information from its reports regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value as of January 1, 2009 in Foothills Resources, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008.
CAWLEY, GILLESPIE AND ASSOCIATES, INC.
Ft. Worth, Texas
April 27, 2009